Mail Stop 3561

December 5, 2008

Richard M. Brooks, Jr., Chief Executive Officer
Zumiez, Inc.
6300 Merrill Creek Parkway, Suite B,
Everett, Washington 98203

      Re: **Zumiez, Inc.**
              Form 10-K for fiscal year ended February 2, 2008
              Filed March 25, 2008
              File No. 000-51300

Dear Mr. Brooks:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Filed on March 25, 2008

Signatures, page 41

1.   Please include the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your Controller or

Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

* * * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Trevor S. Lang, CFO
        Fax: (425) 551-1555